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Filed by Silicon Graphics, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934
Subject Company: Silicon Graphics, Inc. Commission File No. 001-10441
Date: December 16, 2003

News Release

FOR IMMEDIATE RELEASE

SGI STOCKHOLDERS APPROVE SHARE ISSUANCE
IN CONNECTION WITH EXCHANGE OFFER

MOUNTAIN VIEW, California (December 16, 2003)—Silicon Graphics, Inc. (NYSE: SGI) announced today that its stockholders have approved all matters presented by the Company at its annual meeting held on December 16, 2003. These matters included the issuance of up to 185 million shares of common stock in connection with SGI's exchange offer for its 5.25% Senior Convertible Notes due 2004. Receipt of stockholder approval satisfies a condition for SGI to complete the exchange offer. The exchange offer also requires that the holders of at least 80% of the convertible notes tender their notes before the expiration of the offer on Friday, December 19, 2003 at midnight.

Other matters approved by SGI's stockholders at its annual meeting included the re-election of three members of its Board of Directors, an increase in the number of shares reserved for issuance under its Employee Stock Purchase Plan, and an amendment to the Company's certificate of incorporation to increase the number of authorized shares from 500 to 750 million shares.

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This news release does not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Noteholders are strongly advised to read the registration statement, tender offer statement and other related documents when they are filed with the Securities and Exchange Commission because these documents contain important information. Stockholders and noteholders may obtain a free copy of these documents when available from SGI or at the SEC's website, www.sec.gov.

Noteholders may obtain copies of the exchange offer materials when available from MacKenzie Partners, the information agent for the exchange offer, at 800-322-2885.

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